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SECURITI 03054277 ISSION

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SEC FILE NUMBER
8- 41649

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 7 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
One Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford Hillegass + Ingwersen
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

with
Independent Auditors' Report


GH&I

Gifford Hillegass & Ingwersen, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

ONE SECURITIES CORPORATION

TABLE OF CONTENTS

December 31, 2002



Gifford Hillegass & Ingwersen, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
One Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheets of One Securities Corporation (an S corporation) as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Securities Corporation as of December 31, 2002, and results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note C to the financial statements, the Company is a party to legal actions with a former stockholder. The ultimate outcome and resolution of these legal actions cannot be estimated with certainty by management at this time.



GIFFORD, HILLEGASS & INGWERSEN, P.C.

January 17, 2003
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

ONE SECURITIES CORPORATION

BALANCE SHEET

December 31, 2002

ASSETS

Current Assets	
Cash and cash equivalents	$ 113,534
Commissions receivable	287,480
Prepaid expenses	16,803
TOTAL CURRENT ASSETS	417,817
TOTAL ASSETS	$ 417,817

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accrued commissions	$ 2,782
Due to affiliate	41,160
TOTAL CURRENT LIABILITIES	43,942
Long-Term Liabilities	
Deferred rent (Note D)	33,881
TOTAL LIABILITIES	77,823
Commitments and Contingencies (Notes C and D)	
Stockholders' Equity (Notes A and C)	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	100
Retained earnings	339,893
TOTAL STOCKHOLDERS' EQUITY	339,994
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 417,817

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

Revenue	
Commissions	$ 8,139,189
Administrative fees	22,679
Expense billings	273,829
Interest income	25,362
GROSS REVENUE	8,461,059
Commission Expense	
Commission expense to outside agents	205,720
Commission expense to employees	2,217,307
TOTAL COMMISSION EXPENSE	2,423,027
NET REVENUE	6,038,032
Operating Expenses (Note B)	5,654,618
INCOME FROM OPERATIONS	383,414
Other Expense	
Interest expense (Note B)	(62,843)
NET INCOME	$ 320,571

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 1	$ 100	$1,427,614	$1,427,715
Distribution to stockholders	-	-	(1,408,292)	(1,408,292)
Net income	-	-	320,571	320,571
Balance at December 31, 2002	$ 1	$ 100	$ 339,893	$ 339,994

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Increase (Decrease) in Cash:	
Cash Flows from Operating Activities	
Net income	$ 320,571
Adjustments to reconcile net income to net cash required by operating activities	
Decrease in deferred rent	(286,603)
Decrease (increase) in:	
Commission receivable	(43,915)
Prepaid expenses	(830)
Increase (decrease) in:	
Accrued commissions	(531,083)
Due to affiliate	41,160
NET CASH REQUIRED BY OPERATING ACTIVITIES	(500,700)
Cash Flows from Financing Activities	
Payment of subordinated debt	(1,080,873)
Distribution to stockholders	(1,408,292)
NET CASH REQUIRED BY FINANCING ACTIVITIES	(2,489,165)
Decrease in Cash and Cash Equivalents	(2,989,865)
Cash and Cash Equivalents at Beginning of Year	3,103,399
Cash and Cash Equivalents at End of Year	$ 113,534

Supplementary Cash Flow Information

Interest paid	$ 274,672

See accompanying notes.

ONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: One Securities Corp. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations.

Recapitalization: One Securities Corp. ("OSC") was merged into Giotto, Inc. ("Giotto") on April 27, 1999. Since the ownership of Giotto was substantially the same as OSC, the merger is in effect a recapitalization. A former OSC stockholder is not a stockholder in Giotto. Therefore, his shares of OSC stock were canceled and converted into a right to receive $715,000 in consideration for his shares. The remaining shares of OSC stock were retired. Giotto, the surviving entity in the merger, then changed its name to One Securities Corporation. Reference is made to Note C for additional information.

Cash Equivalents and Credit Risk: Cash equivalents include money market funds held in a Working Capital Management Account with a large brokerage firm. These funds are insured up to $500,000 for cash and $49,500,000 for securities for each customer.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid.

Income Taxes: The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Under those rules, the Company is not subject to federal and state corporate income taxes. A proportionate share of the Company's income or loss is reported on each stockholders' individual income tax return. Therefore, no income tax effects are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain report amounts and disclosures. Accordingly, actual results could differ from those estimates.

ONE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE B—RELATED PARTY TRANSACTIONS

Effective January 1, 2002, the Company has a consulting agreement with an affiliated company under which the affiliated company provides OSC marketing and general and administrative services for $202,500 per month. In addition, the agreement provides for OSC to pay additional expenses that may be reasonably acceptable. The total amount paid under this agreement for the year ended December 31, 2002 was approximately $5,622,500.

The Company had notes payable and accrued interest (at 9.75%) due to affiliates that were paid in full during 2002. The total principal and accrued interest paid amounted to $869,044 and $274,672, respectively.

In 2002 the Company was reimbursed $273,829 by an affiliated company for legal fees that were paid on the affiliated company's behalf in prior years.

NOTE C—LITIGATION WITH FORMER STOCKHOLDER

In connection with the merger transaction described in Note A, the Company is liable for a distribution to a former stockholder. However, the former stockholder attempted to exercise dissenter's rights to prevent the merger. The Company filed a court action seeking a declaration that the former stockholder is not entitled to assert dissenter's rights in connection with the corporate merger. Alternatively, the Company seeks judicial appraisal of the shares under Georgia's dissenters' rights statute. On September 30, 1999 the former stockholder filed a counterclaim. The counterclaim seeks unspecified compensatory damages on the grounds that the merger was invalid. During 2000 both parties filed motions for summary judgment. On October 15, 2001 the Court granted OSC's motion for summary judgment holding that the former stockholder was not entitled to assert dissenter's rights and holding that the mergers were valid. In the same order, the Court denied the former stockholder's motion for summary judgment. The former stockholder then filed an appeal in the Georgia Court of Appeals. On October 29, 2002 the Court of Appeals affirmed the Superior Court's decision. On December 12, 2002 the former stockholder petitioned the Georgia Supreme Court to review and reverse the Court of Appeals' decision. OSC then filed a brief in opposition to the petition. Based on the current status of these legal actions, management believes that the amount of the ultimate resolution of these legal actions cannot be estimated with certainty at this time and no liability has been recorded as of December 31, 2002.

NOTE D—COMMITMENTS

Effective December 1, 1999 the Company entered an operating lease for office space through May 30, 2009. The lease allowed for deferral of rent payments until December 1, 2000 and for rent escalations above the base monthly rental based on increases in building operating costs beginning in 2002 as further described in the lease.

Total future minimum lease payments are as follows:

Year ending December 31:		
2003	$	644,338
2004		644,338
2005		644,338
2006		644,338
2007		644,338
Thereafter		912,813

In addition, the Company has operating leases for various office equipment with termination dates extending through December 2004. Future minimum lease payments are as follows:

Year ending December 31:		
2003	$	31,984
2004		22,352

The lease payments are made by an affiliated company under an administrative agreement. The related expense is then allocated between several affiliated companies. See Note B.

NOTE E—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

ONE SECURITIES CORPORATION

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2002

Computation of Net Capital		
Total stockholders' equity		$ 339,994
Deduct nonallowable assets		
Prepaid expenses	$ (16,803)	
Haircut on money market investment	(1,915)	
Total nonallowable assets		(18,718)
Net capital		$ 321,276
Computation of Aggregate Indebtedness		
Accrued commissions		$ 2,782
Due to affiliate		41,160
Deferred rent		33,881
Total aggregate indebtedness		$ 77,823
Computation of Minimum Net Capital Requirement		
Net capital		$ 321,276
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $77,823)		5,188
Net capital in excess of requirement		$ 316,088
Ratio of aggregate indebtedness to net capital		0.24

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2002 and the audited financial statements at December 31, 2002.

ONE SECURITIES CORPORATION

Schedule II

OTHER INFORMATION

December 31, 2002

The following statements and computations are not applicable at December 31, 2002, and for the period then ended and, accordingly, are not included herein:

(a) Statement of changes in liabilities subordinated to claims of creditors.

(b) Computation for determination of the reserve requirements under Exhibit A of S.E.C. Rule 15c3-3.

(c) Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

(d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.



Gifford Hillegass & Ingwersen, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

To the Board of Directors
One Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of One Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



GIFFORD, HILLEGASS & INGWERSEN, P.C.

January 17, 2003
Atlanta, Georgia